Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 1 DATED JANUARY 27, 2011
SUPPLEMENT NO. 2 DATED FEBRUARY 17, 2011

Supplement Nos. 1 and 2 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplements to Prospectus
(See Supplements for Additional Information)

Supplement No. 1 dated January 27, 2011 provides an update on the completion of the minimum offering and the election of the board of directors included in the prospectus.

Supplement No. 2 dated February 17, 2011 reports on our execution of purchase contracts for six (6) hotels containing a total of 713 guest rooms and that provide for a total purchase price of $113.2 million.

On January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11 per unit in accordance with the prospectus.